

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-mail
Susan Lokey
Secretary
SSTL, Inc.
128 Commercial Dr.
Mooresville, NC 28155

> **Re:** **SSTL, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-177792**

Dear Ms. Lokey:

We have reviewed your responses to the comments in our letter dated December 1, 2011 and have the following additional comments.

Registration Statement Cover Page

1. We note your response to our prior comment 7. Please explain how $0.02 per share constitutes a bona fide estimate of the maximum offering price. Your explanation provides that the $0.02 per share price was the original price paid by the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. This fact suggests that the $0.02 per share price is not a bona fide estimate of the maximum offering price. It would appear that the publicly tradeable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. Alternatively, increase the fixed price to a bona fide estimate and pay any additional fee.

2. We note your response to our prior comment 8 and reissue. In your future amendments, please revise the registration statement cover page to include the filing date and amendment number of the amendment.

Prospectus Summary, page 4

The Company, page 4

3. We note your disclosure on page 5 that "[you] have not received any revenue through December 31, 2013." In other sections of your prospectus you state that you have received $15,000 in revenues. Please revise for consistency or advise.

4. In one of the first three introductory paragraphs of the summary, please revise to provide the financial snapshot of the company. In this regard, revise to disclose your revenues and losses for the most recent audited period and stub period. Also disclose your cash on hand as of the most recent practicable date and provide that you have only generated limited revenues to date. Additionally, provide that your auditors have expressed substantial doubt as to whether you can continue as a going concern. This snapshot will help the public evaluate the disclosure as they read the filing. We note that you have some of this disclosure in different sections throughout the summary. Please revise to clearly disclose your financial position at the forefront of the summary.

5. We note your disclosure in the first paragraph on page 5 and your response to our prior comment 24 that your racing trucks comply with NASCAR rules. Please revise to disclose here how you have ascertained that you have complied with NASCAR rules. If there is a formal NASCAR certification process, please disclose. Revise throughout accordingly. If there is no NASCAR certification process, disclose such and revise to disclose such risks in the risks factors section.

Competition, page 6

6. We note your response to our prior comment 13 and reissue in part. It appears that you have acquired your race chassis from manufacturers that have sold similarly designed chassis to racing teams that have had success with their chassis. Please revise to remove the claim that your race chassis are "superior" to other race truck chassis as you have not substantiated this claim. Please also substantiate your belief that your "lease charges for [y]our Race Truck rentals are at competitive market leasing rates compared to those charged by [y]our competitors" or remove the disclosure. Additionally, advise whether the named racing teams in the first paragraph on page 6 consists of racing teams and/ or rental organizations. If applicable, disclose the key rental organizations that serve as your competitors. Lastly, revise to disclose that you cannot provide any assurance that your similarly designed chassis will attract the same racing teams with similar success.

Relationship with our majority shareholder, page 6

7. We note your response to our prior comment 15. It appears, however, that GB Investments, Inc. owns approximately 66 percent of your outstanding stock based on 16,254,167 shares outstanding. Please revise throughout your prospectus or advise.

Risk Factors, page 8

Sales of a substantial number of shares of our common stock, page 12

8. We note your response to our prior comment 22. It appears, however, that the selling shareholders are selling 11 percent of your shares based on 16,254,167 shares outstanding as of December 31, 2011. Please revise throughout your prospectus or advise.

Marketing, page 15

9. We note your response to our prior comment 26 and reissue in part. Please revise to disclose the estimated costs associated with executing your marketing strategy if Mr. White's marketing services are unsuccessful.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

10. We note your response to our prior comment 28 and reissue. Please revise significantly to discuss your detailed plan for the next twelve months and then to the point of revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Results of Operations, page 18

11. Refer to the second sentence of the first paragraph on page 18. Revise to disclose the name of the related party.

Critical Accounting Policies, page 19

12. We note your response to our prior comment 32 and reissue in part. We note the disclosure that you anticipate that you will run out of money after May 1, 2012. However, elsewhere throughout the prospectus you have stated that you will exhaust your funds after May 31, 2012. Please revise for consistency.

Management, page 21

13. We note your response to our prior comment 34 and reissue. Please discuss specific experience, qualifications, attributes or skills of your directors that led to your conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

14. We note your response to our prior comment 35 and reissue. Please revise to provide the beneficial ownership information as of the most recent practicable date.

Item 16. Exhibits, page 46

15. We note your response to our prior comment 42 and reissue. Please delete your references to Speedsport Branding, Inc. on pages 46 and 49.

Signatures, page 48

16. We note your response to our prior comment 44. Please revise your signature page to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section.

You may contact Juan Migone at (202) 551-3312 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Stanley Moskowitz
        The Bingham Law Group, APC